SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2004

Commission File Number : 1-14118

PRESS RELEASE #16/04

QUEBECOR WORLD RESPECTS WORKERS RIGHTS

        QUEBECOR WORLD INC.

(Translation of Registrant's Name into English)

612 Saint-Jacques Street, Montreal, Quebec H3C 4M8

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                Form 20-F                                         Form 40-F     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1): _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Fork 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                 Yes                                        No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________________.

June 1, 2004                                                                                                                                         16/04

For immediate release                                                                                                                      Page 1 of 2

QUEBECOR WORLD RESPECTS WORKERS RIGHTS

Montréal, Canada - Quebecor World (NYSE, TSX: IQW) denies allegations of unfair labor practices that are contained in a union sponsored press release. This is an ongoing tactic being used by the union leaderships' campaign to disparage and harass the Company and its workforce with false and misleading allegations. In its latest release the union states the Company has been found to have broken U.S. law when workers tried to organize. This is completely false and defamatory.

Quebecor World has solid relationships with the union members of its workforce and is one of the most highly unionized companies in the printing industry. Approximately one-third of our U.S. employees or more than 7,000 are union members. This compares to approximately 12% of public and private sector unionized employees in the U.S. Quebecor World has always and will continue to abide by and respect the labor laws in all the jurisdictions in which it operates.

The filing of such unfair labor practices is a well-established strategy being used in the furtherance of the union's corporate campaign goals. The union's stated goal is to force the Company to give up its rights under the law in instances of union organizing attempts and that the Company take away its employees' legal and democratic right to vote on the issue of unionization by secret ballot. Quebecor World will not be forced into giving up its legal rights nor its employees' right to a secret ballot election to select union representation.

At the present time the National Labor Relations Board has not notified the Company of any newly filed unfair labor practice charges. However the Company categorically denies the specific allegations in the union's press release. If any unfair labor practice charges have, in fact, been filed Quebecor World will cooperate fully with the NLRB and demonstrate yet again that Quebecor World complies with the requirements of the law.

For immediate release                                                                                                                      Page 2 of 2

Quebecor World Inc. (NYSE, TSX: IQW) is one of the largest commercial printers in the world. It is a market leader in most of its major product categories which include magazines, inserts and circulars, books, catalogs, specialty printing and direct mail, directories, digital pre-media, logistics, mail-list technologies and other value-added services. Quebecor World Inc. has approximately 37,000 employees working in more than 160 printing and related facilities in the United States, Canada, Brazil, France, the United Kingdom, Belgium, Spain, Austria, Sweden, Switzerland, Finland, Chile, Argentina, Peru, Colombia, Mexico and India.

Web address: http://www.quebecorworld.com

For further information contact:
Jeremy Roberts Vice-President, Investor Relations and Treasury Quebecor World Inc. (514) 877-5118 (800) 567-7070	Tony Ross Director, Communications Quebecor World Inc. (514) 877-5317 (800) 567-7070

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR WORLD INC.

By: /s/ Raynald Lecavalier

Name:   Raynald Lecavalier
Title:     Vice President, Corporate General Counsel and Secretary

Date: June 2, 2004